Legal Proceedings

On September 3, 2003, the Office of the Attorney
General for the State of New York ("NYAG") simultaneously filed and settled a complaint against hedge fund and its managers. The complaint alleged, among other things, that the hedge fund engaged in improper trading in various mutual funds, including certain Nations Funds, for which the Adviser and Distributor serve as investment adviser and distributor, respectively.
Specifically, the NYAG alleged that the hedge fund and its managers engaged in activities that it characterized as "market timing" and "late trading." The NYAG later announced a criminal action, and the Securities and Exchange
Commission ("SEC") announced a civil action, against a former employee of Banc of America
Securities, LLC, an affiliate of the Distributor and Adviser.

In connection with these events, various lawsuits have been filed, some of which name the Adviser and Distributor, among others, as defendants (see
Civil Litigation below).

Settlements in Principle with Regulators
On March 15, 2004, Bank of America Corporation and FleetBoston Financial Corporation ("Fleet') entered into agreements in principle (each an "Agreement" and together, the "Agreements") with the NYAG and the SEC over matters related to improper late trading and market timing of mutual funds. As noted below, on April 1, 2004, Bank of America Corporation acquired Fleet.
When finalized, the Agreements will conclude the investigation by the NYAG and the SEC of Bank of America Corporation and its affiliates relating to late trading and market timing activities, provided that the NYAG and the SEC have reserved the right to continue their respective investigations of and actions against individuals.
Bank of America Corporation Acquisition of Fleet
On April 1, 2004, Bank of America Corporation acquired Fleet. As a result of this acquisition, Columbia Management Advisors, Inc. ("CMA") and
Columbia Funds Distributor, Inc. ("CFDI") are now indirect wholly-owned subsidiaries of Bank of America Corporation. The SEC and NYAG filed proceedings against both CMA and CFDI on February
24, 2004 alleging that they had violated certain provisions of the federal securities laws in connection with trading activity in mutual funds shares and violated certain New York anti-fraud statutes. In order to settle these matters, as noted above, Fleet entered into the March 15, 2004 Agreements with the NYAG and the SEC.
If either CMA or CFDI is ultimately unsuccessful in its defense of, or efforts to procure a final settlement of, the February 24, 2004 proceedings, or if any final settlement includes an injunction against CMA or CFDI prohibiting them from engaging in certain conduct, CMA, CFDI or any company that is an affiliated person of CMA and CFDI could be barred from serving as an investment adviser or distributor for any investment company registered under the
Investment Company Act of 1940. As a result of the Fleet acquisition, the Adviser and Distributor are now affiliated persons of CMA and CFDI and, therefore, under these circumstances, could be barred from serving as an investment adviser or distributor for any registered investment company, including the Fund. If either CMA or CFDI is ultimately unsuccessful in its defense of, or efforts to procure a final settlement of, the February 24, 2004 proceedings, it is expected that the Adviser and Distributor would seek exemptive relief from the SEC to permit them to continue serving as the investment adviser and distributor of the Fund.
Civil Litigation
In connection with the events described above, various parties have filed suit against the Adviser, the Distributor, as well as a former
President and Manager of the Fund, certain officers of the Fund and affiliates of the Adviser and Distributor, among others, in connection with their relationships with the Nations Funds. More than 200 cases have been consolidated in a multi-district proceeding and transferred to the Federal District Court in Maryland.
These lawsuits and certain regulatory
investigations are ongoing. Accordingly, an estimate of financial impact of this litigation on any Fund, if any, cannot currently be made.